

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 18, 2015

Timothy R. Oakes
Chief Financial Officer
Edgewater Technology, Inc.
200 Harvard Mill Square, Suite 210
Wakefield, Massachusetts 01880

> **Re: Edgewater Technology, Inc.**
> **Preliminary Consent Revocation Statement on Schedule 14A**
> **Filed November 10, 2015**
> **File No. 000-20971**

Dear Mr. Oakes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please fill in all blanks.

2. Disclosure indicates that the company intends to use a white consent revocation card. We note that Lone Star disclosed in its revised preliminary consent statement filed November 6, 2015 that it intends to use a white consent card. As Lone Star's revised preliminary consent statement was filed before the company's preliminary consent revocation statement, the company's disclosed intention to use the same color card is inconsistent with Rule 14a-9. Please select another color to be used for the consent revocation card, or advise.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for

opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide us with support for the following:

> Page 1
> - "...the Initial Offer significantly undervalued Edgewater [and] was not in the best interest of Edgewater stockholders…"
>
> Page 7:
> - "Edgewater has delivered strong operating results across key metrics, including total revenue growth, gross margin expansion and Adjusted EBITDA margin expansion since December 31, 2009."
> - "The Company also continues to generate strong cash flow and is committed to disciplined capital allocation."

Cover Page, page 1

4.   Disclosure indicates that the Board "unanimously" determined that the Initial Offer significantly undervalued Edgewater and was not in the best interest of Edgewater shareholders. The June 24, 2015 letter delivered to Mr. Eberwein also stated that the "Board was unanimous in its decision not to pursue the [Initial Offer]." With a view toward revised disclosure, please explain to us how the Board's determination was unanimous if Mr. Flynn did not participate in that determination, as disclosed on page 10.

Reasons to Reject Lone Star's Proposal

Premiums Paid for Public Companies (2010-2015), page 7

5.   Please discuss the criteria used to select the transactions and why you believe the selected transactions are an appropriate comparison.

6.   Please tell us what consideration you have given to disclosing the revenue in fiscal years 2010 through 2013 in addition to disclosing the compound annual growth rate.

Share Price Appreciation, page 8

7.   Please disclose the criteria used to select the peer groups and discuss why you believe the selected peer group is appropriate.

Form of Consent Revocation Card

8.   Please revise to provide a means by which shareholders can elect not to revoke their consent with respect to each person named in proposals 2 and 5. Refer to Rule 14a-4(b)(2). In doing so for proposal 2, please provide a means for shareholders to elect not

to revoke their consent with respect to any person elected or appointed to the Board on or after October 26, 2015 and prior to the effectiveness of proposal 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589, or me at (202) 551-3457 if you have any questions regarding our comments.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: James Dougherty, Esq.
        Jones Day